UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts non-binding phase for the sale of TBG and TSB

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Rio de Janeiro, February 5, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on December 23, 2020, informs the beginning of the non-binding phase regarding the sale of its 51% stake in Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. (TBG) and 25% stake in Transportadora Sulbrasileira de Gás S.A. (TSB).

Potential buyers qualified for this phase will receive a process letter containing detailed information about the companies, in addition to instructions on the divestment process, including guidelines for the preparation and submission of non-binding proposals.

This disclosure complies with Petrobras' divestment guidelines and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This operation is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, aiming the maximization of value for its shareholders.

About TBG and TSB

TBG is a company that operates in the transportation of natural gas and is present in the main economic axis of Brazil, in the Midwest, Southeast and South regions, being the owner and operator of the Bolivia-Brazil gas pipeline in Brazilian territory. Its gas pipeline has a length of 2,593 km, with a transportation capacity of up to 30 million m3/day of natural gas.

TSB is located in Rio Grande do Sul, with 50 km of pipelines already installed, a transportation capacity of up to 7.68 million m3/day of natural gas and a project of 565 km additional that, once completed, will allow the connection of the production fields in Argentina to the metropolitan region of Porto Alegre and to TBG's gas pipeline.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer